Exhibit 99.1

58.com Announces Completion of Merger

BEIJING, Sept. 18, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place for classifieds, today announced the completion of the merger (the “Merger”) with Quantum Bloom Company Ltd (“Merger Sub”), a wholly-owned subsidiary of Quantum Bloom Group Ltd (“Parent”), pursuant to the previously announced agreement and plan of merger, dated as of June 15, 2020 (the “Merger Agreement”), among the Company, Parent and Merger Sub. As a result of the Merger, the Company became a wholly-owned subsidiary of Parent and will cease to be a publicly traded company.

In accordance with the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on September 7, 2020, each Class A ordinary share, par value US$0.00001 per share, of the Company (each a “Class A Share”) and each Class B ordinary share, par value US$0.00001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, collectively the “Shares”) issued, outstanding and not represented by American depositary shares of the Company (each, an “ADS,” representing two Class A Shares) immediately prior to the effective time of the Merger (the “Effective Time”), other than the Excluded Shares and the Dissenting Shares (each as defined in the Merger Agreement), has been cancelled and ceased to exist, in exchange for the right to receive US$28.00 in cash without interest, and each outstanding ADS, other than ADSs representing Excluded Shares, together with each Share represented by such ADSs, have been cancelled in exchange for the right to receive US$56.00 in cash without interest (the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration (less an ADS cancellation fee of US$0.05 per ADS), without interest and net of any applicable withholding taxes, will be made to holders of ADSs as soon as practicable after Citibank, N.A., the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) be suspended as of September 18, 2020. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Houlihan Lokey (China) Limited is serving as financial advisor to the special committee of the board of directors of the Company (the “Special Committee”); Fenwick & West LLP is serving as U.S. legal counsel to the Special Committee; Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Company; Han Kun Law Offices is serving as PRC legal counsel to the Company; and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Company.

Wilson Sonsini Goodrich & Rosati, Paul, Weiss, Rifkind, Wharton & Garrison LLP, Kirkland & Ellis LLP and Weil, Gotshal & Manges LLP are serving as international co-counsels to the investor consortium (the “Consortium”). Fangda Partners is serving as PRC legal counsel to the Consortium. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Consortium.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com